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SEC FILE NUMBER

8-4335/

**SECURI~~~ ~~~MISSION**
Was~~~ 02021360

# ANNUAL AUDITE~ ~PORT
# FORM X-17A-5
# PART III

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/01___ AND ENDING ___12/31/01~ 2 8 2002__
MM/DD/YY                                            MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PB Funding Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Waterview Drive
                                   (No. and Street)

Shelton                      Connecticut                06484
     (City)                         (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Pizzi                            (203) 922-4536
                                                 (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                         (Name — if individual, state last, first, middle name)

300 Atlantic Street        Stamford,        Connecticut       06901
  (Address)                     (City)                      (State)          Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2002

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



# OATH OR AFFIRMATION

I, _____Michael S. Ryan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PB Funding Corporation_____, as of _____December 31_____, 19__2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Notary Public

**JILL TERLAGA**
**NOTARY PUBLIC**
**MY COMMISSION EXPIRES AUG. 31, 2005**

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION
AND REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001 AND 2000

# PriceWaterhouseCoopers 🅿

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford  CT 06904-9316
Telephone  (203) 539 3000
Facsimile  (203) 539 3001

Report of Independent Accountants

To the Stockholder and Board of Directors of
PB Funding Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PB Funding Corporation (the "Company") (a wholly owned subsidiary of Pitney Bowes Credit Corporation) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As disclosed in the notes to the financial statements, the Company has extensive transactions with its parent company.  Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The information contained in Schedule I is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

January 29, 2002

# PB FUNDING CORPORATION
**(a wholly owned subsidiary of Pitney Bowes Credit Corporation)**

## STATEMENT OF FINANCIAL CONDITION

|  | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 1,665,768 | $ 898,189 |
| Total assets | $ 1,665,768 | $ 898,189 |
| **Liabilities** | | |
| Income taxes payable | $ 444,090 | $ 355,320 |
| Total liabilities | 444,090 | 355,320 |
| **Stockholder's Equity** | | |
| Common stock (no par value; one share authorized, issued and outstanding) | 6,000 | 6,000 |
| Additional paid-in capital | 4,000 | 4,000 |
| Retained earnings | 1,211,678 | 532,869 |
| Total stockholder's equity | 1,221,678 | 542,869 |
| Total liabilities and stockholder's equity | $ 1,665,768 | $ 898,189 |

The accompanying notes are an integral part of the financial statements

# PB FUNDING CORPORATION
(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

## STATEMENT OF INCOME

|  | Year ended December 31, | |
|---|---|---|
|  | 2001 | 2000 |
| **Revenues** | | |
| Fee income | $ 2,759,897 | $ 2,673,038 |
| Interest income | 43,439 | 18,533 |
| Total revenues | 2,803,336 | 2,691,571 |
| **Expenses** | | |
| Management fees | 1,737,757 | 1,803,382 |
| Total expenses | 1,737,757 | 1,803,382 |
| Income before income taxes | 1,065,579 | 888,189 |
| Provision for income taxes | 386,770 | 355,320 |
| Net income | $ 678,809 | $ 532,869 |

The accompanying notes are an integral part of the financial statements

# PB FUNDING CORPORATION
(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY                4

|  | Common Stock | | Additional | Retained |
|  | Share | Amount | Paid-in Capital | Earnings |
|---|---|---|---|---|
| Balance at December 31, 1999 | 1 | $    6,000 | $    4,000 | $         - |
| Net income | - | - | - | 532,869 |
| Balance at December 31, 2000 | 1 | 6,000 | 4,000 | 532,869 |
| Net income | - | - | - | 678,809 |
| Balance at December 31, 2001 | 1 | $    6,000 | $    4,000 | $  1,211,678 |

The accompanying notes are an integral part of the financial statements

# PB FUNDING CORPORATION
**(a wholly owned subsidiary of Pitney Bowes Credit Corporation)**

## STATEMENT OF CASH FLOWS

| | Year ended December 31, | |
| | 2001 | 2000 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 678,809 | $ 532,869 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in income taxes payable | 88,770 | 355,320 |
| Net cash provided by operating activities | 767,579 | 888,189 |
| **Cash flows from investing activities** | - | - |
| **Cash flows from financing activities** | - | - |
| Net increase in cash and cash equivalents | 767,579 | 888,189 |
| Cash and cash equivalents at beginning of year | 898,189 | 10,000 |
| Cash and cash equivalents at end of year | $ 1,665,768 | $ 898,189 |

**Supplemental disclosures of cash flow information:**

There were no cash payments for interest in 2001 and 2000. Income taxes paid totaled $298,000 in 2001. There were no cash payments for income taxes in 2000.

### Note 1. – Business and Organization

PB Funding Corporation ("PB Funding" or the "Company"), a wholly owned subsidiary of Pitney Bowes Credit Corporation ("PBCC"), in turn a wholly owned subsidiary of Pitney Bowes Inc., is a Delaware corporation. The Company was incorporated in 1991 and was registered as a broker dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD") and the states of Connecticut and New York in July 1992, Vermont in June 1999 and Ohio in August 1999.

PB Funding is engaged as an intermediary primarily in the business of selling to third-party financial institutions and other investors, by transfer, assignment or participation, interests in leases, loans, notes, bonds and other financial products.

### Note 2. – Summary of Significant Accounting Policies

**Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash equivalents**
Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from the date of acquisition.

**Fee income**
Fee income generated is recognized as the related transactions are completed.

### Note 3. – Related Party Transactions

**Operating Agreement**
Pursuant to an operating agreement between PB Funding and PBCC, PB Funding provides broker dealer services to PBCC and PBCC provides administrative services to PB Funding. Effective January 1, 2000, the operating agreement was amended and restated to revise the determination of management fees to be paid by PB Funding to PBCC.

# PB FUNDING CORPORATION
**(a wholly owned subsidiary of Pitney Bowes Credit Corporation)**

## NOTES TO FINANCIAL STATEMENTS 7

### Management fees

All selling, general and administrative expenses relating to the operations of PB Funding are incurred by PBCC. Such costs include the salaries and related benefits of PBCC employees for work performed on behalf of PB Funding, professional fees, NASD registration and membership fees and other incidental costs and related profit from the completion of these transactions. PBCC in turn charges a management fee to PB Funding. Management fees charged by PBCC during 2001 and 2000 totaled $1,737,757 and $1,803,382, respectively.

### Note 4. – Income Taxes

The results of operations of PB Funding are included in the consolidated Pitney Bowes Inc. Federal and state income tax returns. Income taxes, presented on a stand alone company basis, are accounted for in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". There are no deferred tax assets or liabilities. The difference between the Company's effective income tax rate of 36 percent and the U.S. Federal statutory rate of 35 percent is due to state income taxes.

### Note 5. – Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,221,678, which was $1,192,072 in excess of the minimum required net capital of $29,606. The Company had aggregate indebtedness totaling $444,090 at December 31, 2001.

## SUPPLEMENTARY INFORMATION

### PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2001

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The Company claims exemption from Rule 15c3-3 under section (k)(1). Because of this exemption, the Company has not included the schedule of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or the schedule of "Information for Possession or Control Requirements Under Rule 15c3-3."

# PB FUNDING CORPORATION
**(a wholly owned subsidiary of Pitney Bowes Credit Corporation)**

**COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001**                                       **Schedule I**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| 1. | Total ownership equity from Statement of Financial Condition | $ 1,221,678 |
| 2. | Deduct ownership equity not allowable for Net Capital | - |
| 3. | Total ownership equity qualified for Net Capital | 1,221,678 |
| 4. | Add: | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| | B. Other (deductions) or allowable credits | - |
| 5. | Total capital and allowable subordinated liabilities | 1,221,678 |
| 6. | Deductions and/or charges: | |
| | A. Total nonallowable assets from Schedule of Nonallowable Assets | - |
| 7. | Other additions and/or credits | - |
| 8. | Net capital before haircuts on securities positions | 1,221,678 |
| 9. | Haircuts on securities | - |
| 10. | Net capital | $ 1,221,678 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 29,606 |
| 12. | Minimum net capital requirement of reporting broker | 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 29,606 |
| 14. | Excess net capital (line 10 less line 13) | 1,192,072 |
| 15. | Excess net capital at 1,000% (line 10 less 10% of line 19) | $ 1,177,269 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| 16. | Total aggregate indebtedness liabilities from Statement of Financial Condition | $ 444,090 |
| 17. | Additions | - |
| 19. | Total aggregate indebtedness | $ 444,090 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10) | 36% |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | 0% |

# PB FUNDING CORPORATION

**(a wholly owned subsidiary of Pitney Bowes Credit Corporation)**

## COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
## PURSUANT TO RULE 15c3-1 UNDER
## THE SECURITIES EXCHANGE ACT OF 1934
## DECEMBER 31, 2001            Schedule I (continued)

### SCHEDULE OF NONALLOWABLE ASSETS (LINE 6A)

| | | |
|---|---|---|
| Investment advisory fees receivable, net of related compensation payable | $ | - |
| Fixed assets, net | | - |
| Other assets, net | | - |
| Total line 6A | $ | - |



PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

<u>Report of Independent Accountants on</u>
<u>Internal Accounting Control</u>
<u>Required by SEC Rule 17a-5</u>

To the Stockholder and Board of Directors of
PB Funding Corporation

In planning and performing our audit of the financial statements and supplemental schedules
of PB Funding Corporation (the "Company") for the year ended December 31, 2001, we
considered its internal control, including control activities for safeguarding securities, in order
to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the
"SEC"), we have made a study of the practices and procedures followed by the Company,
including tests of compliance with such practices and procedures, that we considered relevant
to the objectives stated in Rule 17a-5(g) in the following:

1.  Making the periodic computations of aggregate indebtedness and net capital under Rule
    17a-3(a)(11); and
2.  Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1.  Making the quarterly securities examinations, counts, verifications, and comparisons, and
    the recordation of differences required by Rule 17a-13;
2.  Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
    and
3.  Obtaining and maintaining physical possession or control of all fully paid and excess
    margin securities of customers as required by Rule 15c3-3;

# PRICEWATERHOUSECOOPERS 🔲

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

# PRICEWATERHOUSECOOPERS 🔲

January 29, 2002
To the Stockholder and Board of Directors of
PB Funding Corporation
Page 3


This report is intended solely for the information and use of the Board of Directors,
management, the SEC, the National Association of Securities Dealers, Inc. and other
regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in
their regulation of registered brokers and dealers, and is not intended to be and should not be
used by anyone other than these specified parties.


*PricewaterhouseCoopers* LLP

January 29, 2002